
05006406

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Open Joint Stock Company RBC Information Systems

*CURRENT ADDRESS 119261, Moscow
75/9 Leninsky Prospekt
Russia

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

FILE NO. 82- 34864 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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82-34864

ARIS
12-31-03



OAO RBC Information Systems



ANNUAL REPORT 2003

MOSCOW 2004





TABLE OF CONTENTS


RBC



chapter I

Address to Shareowners

Chairman's Address

Dear shareowners and partners of RBC,

In 2003, the Russian economy developed under quite favorable conditions. Economic growth boosted business activity and spurred demand for quality media and IT services. Under these circumstances, RBC Information Systems significantly strengthened its leading position on the media market, and considerably expanded the scope and quality of IT services in 2003.

The Company reconfirmed its image as an innovator by launching RBC TV, the only business television channel in Eastern Europe. Though this channel is yet very young, it is an obvious success. RBC TV and over ten other new media projects gave an enormous lift to the RBC brand in the business community, while cooperation with CNBC and CNN enhanced the brand recognition among foreign audiences. Growing media opportunities provided continuous promotion to the Company's IT business, which also delivered a healthy growth in 2003.


RBC

We owe this success to our employees, clients and partners. It is with great pleasure that I present you this Annual Report, which reflects the Company's achievements in 2003 and demonstrates its strong potential for further growth. We are sure that in 2004, we will be able to offer you many new promising projects.

We are positive about the Company's bright prospects and prosperous future based on dynamic growth in media and IT!

Yours sincerely,

German Kaplun
Chairman of the Board of Directors
RBC Information Systems



German Kaplun
Chairman of the Board of Directors



Dr. Yury Rovensky
General Director


RBC

General Director's Address

Dear shareowners,

I am delighted to report that RBC finished year 2003 on a strong note. The Company's sales, including the contribution of RBC TV, rose 54% and reached $48.5m. The launch of the television project fuelled growth in the RBC's core business that delivered extremely good performance and increased 36%. RBC moved up twenty-nine places to Number 43 on the Deloitte Touche Tohmatsu Fast 500 as one of the fastest growing technology companies in Europe. RBC was also named Number 15 in the Standard & Poor's Transparency and Disclosure Survey 2003 of 45 largest Russian companies. The Company achieved impressive results in the sphere of online advertising and made a strategically important move to the market of TV advertising. Over the first four months of broadcasting in 2003, RBC TV's sales were $5.6m, which is much more than initially planned.

In 2003, RBC was granted a Brand of the Year award. The panel of judges of Brand of the Year/EFFIE, recognized RBC's achievements in building the image of an open company, which moves from organic to expansive growth; creating an innovative channel of information delivery; bringing the brand to an international level; and achieving strong financial results.

We are convinced that the Company is on the right track, and RBC will achieve even greater successes in 2004.

Yours sincerely,

Dr. Yury Rovensky
General Director
RBC Information Systems





chapter 

About the Company



RBC is a prominent and rapidly growing media and information technology group based in Moscow, Russia. Its primary business lines consist of media services (comprised of the "RosBusinessConsulting" information agency, the RBC business television channel and several Internet portals, including rbc.ru, cnews.ru, autonews.ru, rbcdaily.ru and utro.ru), and IT development (through the "RBC Soft" division, which provides turnkey solutions created in-house and developed by leading global IT companies, conducts system integration, and develops custom-made software). The Company's core business commenced in 1993 with the establishment of an information agency specializing in financial news. Having created a professional team of journalists, analysts and editors, RBC soon became one of the leading business information providers in Russia. In 1995, RBC branched out into the Internet, setting up the www.rbc.ru web-site and using it as its main content delivery channel.

In addition to selling financial news subscriptions and advertising, the Company effectively utilized the access to its main audience to develop a complementary IT business. RBC has now become a one-stop information and IT-supermarket which employs more than 1,250 people.

RBC made a strategic move to TV advertising, the largest and most dynamic segment of the Russian advertising market, by launching Russia's first and only business dedicated television channel RBC TV on September 2, 2003.


RBCdaily
daily analytical newspaper
rbc.ru
QuoteTotal.ru
TURIST RU
autoNews


RBC

chapter II

Company Structure

Subsidiaries and Joint Ventures

RBC's ultimate holding company was incorporated and registered on 18 August 2000 as a Russian open joint stock company called OAO Netrus Holding in the register of the Moscow Registration Chamber under number 002.010.991.

OAO Netrus Holding was renamed into OAO RBC Information Systems on 13 September 2001 and re-registered as such on 24 September 2001.

On 31 October 2002 OAO RBC Information Systems was entered into the unified state registry of legal entities at Inspectorate No. 36 of the Ministry of the Russian Federation for Taxes and Levies in the southwestern administrative district of the city of Moscow under the main state registration number 1027700381851.

OAO RBC Information Systems is presently the ultimate holding company and directly or indirectly wholly owns each of its subsidiary entities.




RBC

Subsidiaries of RBC

(as of December 31, 2003)

Name of company	Activities
ZAO RosBusinessConsulting	the news agency of the holding.
ZAO RBC SOFT	specializes in development, installation and sales of software and creation of Internet solutions for medium-size and large businesses.
OOO RBC-Center	a system integrator, which implements selected large projects for different government agencies and performs contracts awarded as a result of tenders.
ZAO RBC Holding	represents the holding in joint ventures and or in the share capital of other companies.
ZAO RBC-TV	founded for the implementation of the business television project.
RBC Information Systems (Europe) N.V.	founded in the Netherlands for the provision of media and IT services on foreign markets.
OOO RBC-Publishing	founded for the marketing of RBC's advertising services.
OOO RBC-Reklama	promotes RBC's advertising services on different markets.

The Company participates in joint ventures where it is necessary to consider the needs of its customers and the requirements of specific transactions. It is the Company's policy to hold a minimum of 50% ownership in a joint venture that bears the RBC name. In addition, the Company insists on having the ability to influence material business decisions in all joint venture arrangements that it enters into.



Joint Ventures of RBC

(as of December 31, 2003)

Name of company	Activities	Company's share in the authorized capital
OOO PC Home	A joint venture with OOO "Vse dlya PK Center" for the online sale of computers and office supplies via the "Vse dlya PK" website. The company is controlled via ZAO RBC Holding.	50%
OOO RBC-Pro	A joint venture relating to the creation of a travel section on the Company's website. The company is controlled via ZAO RBC Holding.	50%
OOO Telli	A joint venture that presently performs no operations. The company is controlled via ZAO RBC Holding.	50%
OOO Merkot	A joint venture that owns one of Russia's largest banner exchange networks, as well as an Internet forum (www.webforum.ru). The company is controlled via ZAO RBC Holding.	60%
OOO Niken	This joint venture owns the popular mail service Hotbox (www.hotbox.ru). The company is controlled via ZAO RBC Holding.	60%
ZAO RBC Engineering	The joint venture is wholly owned by the holding company (RBC Holding has 99% of the shares, and RBC-Center has 1%). The venture is the founder of the electronic newspaper RBC-Daily (Certificate No. 77-8050 dated June 20, 2003, issued by the Russian Media Ministry). RBC-Daily specializes in financial, economic and political news.	100%
OOO RBC-TV Production	The joint venture is wholly owned by the holding company (RBC-TV has 99% of the shares, and RBC Information Systems has 1%). The venture was founded for the production of different TV programs.	100%
«RBC Investments (Cyprus) Limited»	The joint venture is wholly owned by the holding company (RBC Information Systems (Europe) N.V. has 100% of the shares). It is used for the provision of services for some foreign clients of the holding company.	100%
OOO RBC Software Product	The joint venture is wholly owned by the holding company (RBC SOFT has 99 percent, and RBC Holding has 1 percent). At present, the company performs no operations.	100%
OOO ROVERST	A joint venture founded by the Company and Mr. Raji Menon. It is currently dormant.	50%



Board of Directors
Vice Chairman
Alexander Morgulchik
Chairman & CEO
German Kaplun
CFO
Dmitry Belik
General Director
Yury Rovensky
Media Business & RBC TV Director
Artyom Inyutin
IT Business Director
Alexey Kuzovkin
RBC TV
News Agency
Research & Analytics
Information Sales Department
Editorial staff of RBC Daily, Utro.ru, CNews.ru, Autonews.ru
Financial & Stock Market Information
News Department
Programming Department
Distribution Department
Technical Department
Internet Advertising
TV Advertising
Media Planning & Corporate Clients Department
Marketing Communication
Conference Department
Media Relations Department
HR Department
Administration & Maintenance Department
Associated Offices: St. Petersburg, New York
Software Department
Corporate Solutions Department
Government Liaison Department
Internet Projects Department
Internal Solutions Department
Sales & Marketing
Quality Control
Accounting Department
Legal Department
Investor Relations
Financial Planning & Control



Personnel and HR Policy

RBC TV is the largest structural unit of the company with about 559 full-time employees, including journalists, analysts, editors and presenters, who produce over 50 general and market news breaks a day and some 20 television programs. The channel's 24-hour-a-day broadcast schedule requires three full shifts with a total of 221 of technical staff, including cameramen, soundmen and lighting specialists.

The Media department (excluding RBC TV) has 358 full-time employees, including 248 reporters, proofreaders, commentators and editors, who mainly work on financial news and business information topics for the RosBusinessConsulting information agency. The management ensured the usage of synergies between the TV channel and the information agency, with each other sharing their content-producing resources to report news both on the Internet and TV. In addition to the full-time news staff, the Company employs the services of stringers, or free-lance journalists, many of whom submit news items from various regions in Russia. This, as well as news-sharing agreements with such international news providers as CNN, CNBC and Bloomberg, allows the Company to save costs, as there is no need to establish its own news bureaus in Russian regions and abroad. The advertising and information sales staff are also part of the media department. The Company believes that a strong sales force is key for being successful in selling premium target audiences.

The Company also has a large IT business, with a staff consisting of over 260 employees. The overwhelming majority of the IT staff consists of programmers and technical staff including software developers, R&D personnel, Internet technology specialists and various technical and support personnel. In addition to IT products and services, the IT staff also develops and maintains the Company's Internet resources and television channel.

The administrative department, including executive management, accounting and finance, public relations, human resources and legal staff (excluding middle management), represents about 7% of the Company's workforce.





Current staffing and payroll information by department is shown in the following table:

Type of services

MEDIA	
Journalists and analysts	248
Information and advertising sales	75
Top management	8
Other	27
Total media	**358**
IT	
Programmers, project managers	206
Sales department	28
Top management	7
Other	19
Total IT	**260**
TV PROJECT	
Journalists, analysts, editors	297
Technical staff	221
Top management	7
Other	34
Total TV project	**559**
Senior executives	15
Financial and legal departments	47
Assistants	18
TOTAL	**1257**



In 2003 under the framework of development of a unified approach to the Company's human resources, the HR Department worked out and implemented general standards of personnel recruitment, induction and training. Much attention was paid to the development of a clear and transparent personnel appraisal system and a corresponding program of motivation, including bonuses and other remuneration. Additionally, a corporate newspaper was created in order to set up an efficient channel of internal communication for employees and ensure personnel awareness of corporate activities and management's instructions.

The HR policy of the Company for the near-term perspective envisages the creation of working conditions that stimulate labor, the implementation of a detailed motivation system and training program for employees as well as further development and strengthening of corporate culture.







chapter IV

Business Overview



Social, Economic and Political Situation in Russia

The general macroeconomic situation in Russia can be described as mostly favorable in 2003. The pace of economic growth increased, inflation reduced compared to the previous year, production of goods and services accelerated, investments in fixed assets and real incomes of people advanced. Consolidation of authority of the incumbent President continued in the political sphere. The pro-Kremlin United Russia party gained a constitutional majority at the State Duma elections in December 2003, which enables the Kremlin to conduct reforms more energetically and make even unpopular but necessary steps within the framework of economic reforms. A continuing economic advance and relatively low inflation fostered growth in the real incomes of Russians in 2003. They surged by 14.5% against the previous year.

A favorable economic situation and political stabilization created conditions for dynamic investment activities of Russian and foreign companies in 2003. On the whole, there was a substantial increase in investments in fixed assets in 2003. Their amount became 12.5% larger compared to 2002 and totaled 2.183,3bn rubles. There were upward dynamics in share prices on the stock market. The RTS index stepped up 57% while the MICEX index jumped 109% in 2003.



Description of the Media Market

According to the Association of Communication Agencies of Russia (ACAR), the Russian media and advertising market grew 31% and reached $2.6bn in 2003. The breakdown of advertising expenses was the following:



- TV — **46%($1,210m)**
- Radio — **4%($115m)**
- Newspapers, including specialized editions — **17%($445m)**
- Magazines —**11%($300m)**
- Outdoor Advertising — **21%($530m)**
- Internet — **0,6%($18m)**
- Movie Theaters — **0,4%($12m)**

According to Zenith Optimedia, the Russian advertising market in 2004 will retain its unique growth rate of close to 30%, more than in any developed market. Though this growth rate is declining compared to previous years, it is still remains very high. According to ACAR forecasts, it will be about 25 to 35% in 2004. At the same time, the world advertising market, according to Zenith Optimedia, added just 3.4% as compared to 2002.

TNS Gallup AdFact predicts that the Russian advertising market can continue to grow quickly in the medium term because Russian advertising expenditures are still well below international averages. They claim that the Russian advertising market will reach $9bn in 2007, with an average annual growth rate of 15 to 30%, i.e. it will become almost 3.5 times larger compared to 2003.


RBC

The following figures give a good idea of the Russian media market growth potential: advertising spending per capita is about $507 in USA, $170 in Europe and only $18 in Russia.

According to ACAR, the share TV in ad budgets will continue increasing from 46% in 2003 to about 52% and 54% in 2004 and 2005 respectively. But the fastest growing segment is Internet advertising. Expenditures on this segment rose 64% exceeding even the growth rate of the Russian Internet audience. According to analysts, in 2003 the volume of Russian Internet advertising totalled about $30m and it is expected to reach $160m by 2007 with the annual growth rate of 70 to 90%. By 2007 the share of Internet advertising will be 1.7% of total. It is expected that in the long term the online advertising market will reach 5%.

Description of the IT Market

According to IDC, in 2003 Russia remained one of the few dynamically growing IT markets in the world. Valued at $4.92bn in 2002 (20% higher than in 2001), in 2003 the Russian IT market grew 22.7%, reaching$6.04bn. According to IDC forecasts, it will reach $10.31bn by 2007. The biggest growth was achieved in such segments as system integration (up 23.4%) and programming (up 47.2%). At the same time, the market retains its hardware orientation, as the share of spending on services and software programming in the structure of total IT expenditures was 37.6% in 2003.

System integration and programming will continue outpacing the growth of the overall IT market. It is expected that the share of IT services in 2007 will increase to 50% of the total IT market. A new generation of managers who have emerged in Russian companies over the last few years prefer to make managerial decisions on the basis of trustworthy and current information, which can be obtained only with the help of the latest information technologies, fuelling demand for corporate information systems.

In 2003 software exports amounted to about $300m (according to CNews), growing 30% as compared to 2002. By 2007 it is expected to reach about $800m, showing an annual growth of 25 to 30%.

Currently leading Russian IT companies are making the most profits on large IT projects in the private and state sectors. However, they are paying increasingly more attention to medium-sized businesses. This is one





of the strongest IT market trends. Another trend is consolidation: larger players are taking smaller ones out of business or acquiring them and create IT holdings. The influx of foreign companies to the Russian market will only intensify competition and trigger further consolidation.

	2001 billion USD	2002 billion USD	2003 billion USD	~growth, %
System Integration				
Services	0.7	0.84	1.01	20
Software Programming	0.34	0.43	0.58	36
Offshore Programming	0.17	0.23	0.3	30

Source: CNews

RBC's Media Products and Services

News and Commentary. On average, RBC generates between 800 and 850 financial and business information materials per day and provides information to more than 6 500 subscribers in online and e-mail formats. Its subscribers include some of the world's largest databases and news agencies (Bloomberg, COMTEX, Lexis-Nexis, Screaming Media, Reuters, Tenfore, Dialog Corp.) that distribute information provided by the Company, through their own networks. Information is available online, via WAP, SMS, MMS and other technologies designed for mobile devices. The Company has developed a number of market analysis software products and online financial tools for online business news subscribers.

RBC Daily. The Company maintains an analytical electronic newspaper RBC Daily that was launched in February 2003. It reports and analyzes the situation in different Russian economic sectors and follows the development of events at Russia's leading companies. The newspaper also features interviews with top newsmakers. This information has helped to substantially broaden the business audience of RBC by increasing the volume of publicly available analytical information. Since the launch a year ago, RBC Daily has gained a leading position amongst the electronic newspapers that cover business topics, and its current monthly audience exceeds 500 000 readers, according to Company statistics.

Online Quotations. The Company provides online quotes and interactive graphs from all Russian and major international exchanges, as well



as from its own trading platform. In June 2003, in response to a rapid expansion of the Russian financial market, RBC introduced QuoteTotal, which was the Company's first product in a range of expensive information systems intended for financial market professionals.

Analytical and Research Reports. RBC offers a wider assortment of value-added analytical and research products, such as reports on a particular company or an industry sector. Many of these research products are available online and sold 'off-the-shelf' to a number of clients. In 2003 RBC's marketing research project grew into the most comprehensive selection of research reports in Russia and the CIS, with over 1 000 items sold to clients.

General News. For a wider mainstream audience other than its main business news audience, RBC employs a separate news team that provides general news topics, i.e. non-financial or business news. This team generates on average 500-550 general and specialized news items per day. This news is published in a daily Internet newspaper produced by the Company called "Utro" (the Russian word for 'Morning'), Cnews.ru (an online resource covering the hi-tech world), Autonews.ru (an Internet portal about the automotive market), Turist.ru (a web site on tourism and travel) and 5ballov.ru (an educational portal for students). These news resources are important for the Company in order to broaden its audience by attracting new target groups.

RBC expects the growth in Information Services to continue due to new product additions and the accelerating performance of recently launched products, which have already achieved positive market awareness and brought healthy revenues. The Company possesses a unique business audience that consists of affluent and highly educated people in a position to make significant purchasing decisions. By the end of 2003 the monthly audience of RBC's business web sites reached 2.3 million people, and the audience of all RBC's online resources amounted to 4 million users.

Online Advertising. Subscribers pay a subscription fee to gain full access to the Company's financial news and business information services available on its main portal at www.rbc.ru. According to Company polls held among the users of its portal, about 67% of them are financially independent people, ranging between 25 to 44 years old. Results of these polls have provided a demographic analysis of the Company's audience given in the following table.





Demographics	Description
Gender	76% male, 24% female
Age	67% are financially independent people, age 25 to 44
Education	88% have a higher education diploma
Professional Status	63% are financially sound businessmen or company executives engaged in finance, banking, B2B, hi-tech and telecom industry, commerce and real estate
Monthly Personal Income	53% earn from $700 to $3,000, 12% earn over $3,000

This premium audience attracts a large number of advertisers, including investment and insurance companies, banks, realtors, airlines, car dealerships, telecom, hi-tech and other service providers. As a result, at the end of 2003 the Company's advertising customer base increased by more than 25% and reached about 1 520 individual clients. RBC holds about 50% of the Russian online advertising market, including nearly 90% of the online business advertising sector, and charges premium rates to its advertisers (more than 10 times those of nearest competitors according to Company's estimates). New clients in 2003 include Aeroflot, Aquarius, Avtodom, Don-Stroy, Honda, IFD CapitalЪ Group, Interros, Konti Group, Megafon, PIO Global, Promsvyazbank, Russia Insurance Company, Samsung, SkyLink, Sovintel, Tatneft, Tinkoff and Troika Dialog.

Marketing Communications. RBC organizes the prestigious national "Person of the Year" and "Company of the Year" awards, having acquired all the rights to the "Company of the Year" trademark in 2003. In addition to these events, the Company, with its established brand and experience in the field, adds value to its clients by creating broad advertising and PR campaigns using various media resources.

RBC TV. Launched in September of 2003, RBC TV is currently the only Russian business television station. The channel is dedicated solely to business news and analysis and provides 24-hour television coverage of the domestic and international financial markets, seven days a week. The channel's target audience is primarily business people, including banking and finance professionals, top-level management, government employees, economics students and private investors. RBC TV has cooperation agreements with CNN and CNBC in place, to complement the Russian content with general and business international news coverage.



It also cooperates with Bloomberg, Reuters, APTN, NTV (Germany), Deutsche Welle, and leading Russian news agencies. The signal is beamed through satellite channels of NTV+ and Kosmos TV, as well as cable television (Komcor-TV, Divo-TV), network and regional television and the Internet.

The total coverage of RBC TV in Russia exceeded 21 million individuals by the beginning of March. According to the first research conducted by Comcon, the media research group, the weekly audience of the RBC's business channel in major Russian cities is 1,563,000 viewers. This translates into 5.4% of the total number of Russian television viewers over 18 years old. The received data is fully in line with international statistics, which proves that the business audience of such channels as CNBC and CNN varies from 4 to 10% of the total television viewers in countries where they broadcast. The Company's management is satisfied with the results of the first audience research, considering the fact that RBC TV was on the air for only several months. The research shows that business television in Russia enjoys healthy demand and has bright development prospects. In light of this, the Company sees its goal in increasing RBC TV's signal penetration in Russia's largest cities with a focus on business centers, headquarters of big corporations, hotels and premium class residential areas to enhance the reach of its target audience.

RBC TV audience by gender and age*







■	From 31 to 50 years old	**39.1%**
■	From 18 to 30 years old	**32.5%**
■	Over 50 years old	**28.4%**

■	Male	**50.6%**
■	Female	**49.4%**

*The average age of RBC TV viewers is 41 years old.



According to Comcon, the average time spent watching RBC TV is 157 minutes per viewer per week. Judging by this parameter, RBC TV is in the 4th place, going after three Russian national television channels. In the RBC TV's audience, the number of viewers holding executive positions is two times more and the number of unqualified workers is 10 times lower than on other channels. In terms of professional status, RBC TV attracts five times more financial specialists than other television channels.

RBC TV Distribution Map


Murmansk
Petrozavodsk
St. Petersburg
Severodvinsk
Arkhangelsk
Pskov
Novgorod
Vologda
Cherepovez
Ukhta
Smolensk
Tver
Yaroslavl
Syktyvkar
Kiev
Kirov
Vladimir
Ivanovo
Kostroma
Moscow
Nizhny Novgorod
Bryansk
Cheboksary
Kursk
Ryazan
Odessa
Belgorod
Lipetsk
Kazan
Perm
Khanty-Mansiysk
Netteugansk
Surgut
Donetsk
Voronezh
Penza
Saratov
Tolyatti
Ufa
Ekaterinburg
Nizhnevartovsk
Samara
Magnitogorsk
Tomsk
Rostov-na-Donu
Ulyanovsk
Chelyabinsk
Novorossiysk
Volgograd
Orenburg
Novosibirsk
Krasnodar
Sochi
Kemerovo
Astrakhan
Makhachkala

In several months since the launch, the channel has established a meaningful presence in the Russian media world and was recognized as "the main television event of 2003" by the VI Eurasian Television Forum, being awarded the viewers' prize of Kosmos-TV as the best information programs provider in 2003. In addition, the TV project received a "Faces-2003" award for innovation and an award of the Association of Russian Banks in recognition of its contribution to the development of banking and financial journalism.


RBC

RBC's IT business

RBC's IT business has obvious synergies with its media business. Starting with electronic commerce and Web-design, RBC expanded its product range to include software development, system integration and IT consulting. Three years later the IT division brought in almost as much revenue as the media division. In 2003 the total IT customer base expanded considerably and exceeded 200 clients, as RBC continued to benefit from an IT product portfolio that covers both specialty and universal software, including such business automation systems as ERP, CRM, Docflow/Workflow, Corporate Portal, News Publisher, Leasing Automation and Media Monitoring & Analysis.

RBC Soft counts among its clients such prominent names as the Russian Railways Ministry, the Russian Atomic Energy Ministry, the Russian Telecommunications Ministry, the State Customs Committee, Gazprom, the Russian State Library, LUKoil, Kazkommerzbank, Bank Turan-Alem, Rosbank, Golden Telecom, USAID, GUM and the Bolshoi Theater.
The Company secured contracts with new clients such as the Permanent Committee of the Russian Belarus Union, the Russian Economic Development and Trade Ministry, the Russian Education Ministry, Mitsubishi Motors and Russia Insurance Company.

The IT division has 260 professional staff and is ISO 9001:2000 certified. It is the official solutions developer and systems integrator for major global IT concerns, including Microsoft, Oracle, Siebel, Thawte, Verisign, , Intel, IBM, Documentum and i2.

At the end of 2003 RBC was named Number 43 on the Deloitte Touche Tohmatsu 2003 European Technology Fast 500, a ranking of the 500 fastest-growing technology companies in Europe. The Company has achieved a 2 112% average growth over the past five years and moved up twenty-nine places on Fast 500 comparing to 2002. Moreover, last year RBC was recognized as one of the most efficient IT businesses and named Number 8 in the ranking of IT companies operating in Russia. The ranking is administered by the Kommersant-Money economic weekly and iOne Information Technologies.


RBC SOFT
IT solutions
for business





chapter V

2003 Results, Strategy and Development Prospects



Director's Report

The main objectives that the Board of Directors set before the management of the Company in the financial year 2003 were the following:

- Achievement of the planned financial and operational results by the TV channel
- Further growth in the core Media and IT businesses of the Company.

Results of Operation

In several months since the launch the RBC TV business channel established a meaningful presence in the Russian media world and gained recognition in the business community despite its totally new concept for the Russian market.

The key performance indicators of the television channel, including signal distribution and the coverage of the target audience, exceeded business plan figures. As a result, the revenue from TV advertising reached $5.6m compared to $3.5m planned initially.



The breakdown of revenue by business line

	31 December 2002 $'000	31 December 2003 $'000	Change Y-O-Y %
Media	16.6	26.9	62%
IT	14.8	16.0	8%
TV Advertising	—	5.6	—
Total	**31.4**	**48.5**	**54%**

The Company revenue grew by 54% in 2003 and reached $48.5m on the back of increasingly strong brand recognition, enhanced product range, aggressive marketing strategy and overall media and IT market growth.

In 2003 RBC established itself as a differentiated firm in media services and an undisputable leader in providing practical, user-friendly and comprehensive business information for key audiences. Revenues from the core media business represented by online advertising, marketing communications and information services (excluding the TV project) grew by 62% and amounted to $26.9m, accounting for 55% of the Company's total revenues in 2003. This growth was driven by the growing popularity of RBC's web sites and enormous synergies with RBC TV, which provided the parent company with continuous promotion to its core customer base, key business leaders and decision makers. By the end of 2003 the monthly audience of RBC's business sites reached 2.3 million people, and the audience of all RBC's online resources amounted to 4 million users.

The revenue from IT services increased by 8% from $14.8m in 2002 to $16.0m in 2003 due to an enhanced contract book, as RBC's strong brand recognition in the business community gave the Company an edge over competitors in gaining IT orders. The total IT customer base was considerably expanded and exceeded 200 clients, as RBC continued to benefit from an IT product portfolio that covers both specialty and universal business software. A balanced product range consisting of RBC-developed solutions and the offering of products developed by the world's leading software providers ensured healthy revenue streams. Additionally, the Company found attractive opportunities to export its software to the CIS countries as well as clients based in Australia and the USA.


RBC

Expenses

Cost of revenue for the last two years

	31 December 2002 $'000	31 December 2003 $'000
Information services	1 316	1 986
Outsourced cost of programming	2 807	6 360
Cost of advertising service	—	1 956
Cost of goods for trading	2 225	2 956
Depreciation and amortization	2 528	5 612
Outsourced labour costs	4 161	3 172
Labour costs	817	4 247
Signal network distribution	—	977
Marketing communication	—	3 042
Other	462	1 881
Total	**14 316**	**32 189**

The Company maintains high profit margins in comparison with its domestic and international peers. Gross profit margin comprised approximately 33% in 2003, decreasing from 54.5% in 2002. The table above shows that the decrease in the gross profit margin in 2003 can be attributed to the launch of the TV project, which was associated with high start-up costs, as well as to further overall expansion of the Company. The decrease in the gross profit margin was also partially caused by an increase in the direct cost of advertising services. This can be explained by the fact that clients increasingly used RBC not only as an advertising site, but also as a full-cycle advertising agency.

The Company's selling, general and administrative expenses for the year 2003 were 8% of the total sales. This includes wages, salaries and related social costs, provision for bad debts, repairs, office costs (including



rent and other expenses). Wages, salaries and related social costs represent expenses that cannot be directly allocated to the Company operations and distinguishable from the outsourced or direct labour costs described above.

Assets and Equity Capital

During the year 2003 the Company's assets grew 25%, primarily due to the increase in the volume of investments in fixed assets of the television project. At the same time, the equity capital of the Company increased by almost 15%. The major part of all the financial needs of the Company has been funded through the equity capital. At the same time, the ratio of equity and debt capital remained constant. In order to further increase the efficiency of the Company's operations, a strategic decision to increase the share of debt capital in the structure of the Company's sources of financing was made in 2003.

Strategy

RBC intends to continue its intensive growth while maintaining high margins. RBC's development strategy going forward is to build upon its high brand recognition and synergies between the media and IT segments and to expand into new markets in Russia and abroad. The Company is also developing a presence in several related high-tech and mass media industries.

The Company's media strategy is to reinforce its position as the leading business media with the largest business audience in Russia. RBC also intends to launch new high margin media products for premium audiences. These strategic objectives will be reached through the expansion of the audience of already existing media resources of the Company, the implementation of new projects and the acquisition of attractive media businesses, which have potential synergies with RBC's media services.

On the media side, the Company will also continue to develop and expand its business television channel created in cooperation with CNBC and CNN. The main goal of RBC TV is to double its audience and revenue by 2005 and deliver a 30% growth in these parameters in the following years. In the field of advertising, the Company will concentrate on offering




RBC

comprehensive advertising products to its clients in order to provide the maximum coverage of the business audience in the most efficient manner.

The Company's IT strategy is to broaden its range of products and services and to continue building its customer base on the back of growing demand for high quality software. The Company is increasing its line of ready-made software products targeted at companies in various industries developed either with RBC's own resources or in cooperation with leading Western software developers.

RBC is also planning to enhance its IT market standing in Russia through the acquisition of domestic IT businesses, which have its own software products, a large and diversified client base, efficient and ambitious management as well as potential synergies with the RBC's IT division.

According to NASSCOM, the total volume of the offshore software and services market was in excess of $7 billion in 2003, of which Russia's share was estimated to be between $300-500 million. RBC therefore intends to increase its presence in the highly profitable offshore programming market. The Company is planning to intensify its marketing efforts in order to increase its portfolio of orders from clients in the CIS, Europe and North America.

The essence of the Company's strategy is to continue rapid organic growth and further intensify it by means of acquisitions.


QuoteTotal
information terminal
MIBOR-1 15/04
MIACR-1 15/04
MOSIBAR-1


RBC

chapter 

Risks and Risk Management



Risk Structure

Commercial activity of the Company depends on different external and internal factors. Both quarterly and annual results of the Company's activity can be changed significantly in the future due to numerous factors, which are mostly beyond its control. These factors include the following:

- the development of the political situation in Russia and changes in macroeconomic conditions for business;
- changes in law and the taxation system;
- changes in the conditions for advertising and operations in the IT sector and on the Internet;
- seasonal trends in the use of services by subscribers;
- changes in the demand for advertising and seasonal trends with regard to expenditures on advertising;
- the company's ability to prevent technical failures of its systems;
- growth in competition on the markets of IT, advertising and Internet services.

The Company can to some extent have control of other factors that have a significant effect on the company's business results, as follows:

- the dynamics of the attraction of new subscribers;



- timeliness and efficiency of marketing actions of the Company, intended to attract new clients and to promote its services;
- modernization of the Company's computer systems and related infrastructure;
- timeliness and efficiency of the Company's investments in the development of new products.

In the event circumstances develop in an unfavorable direction, there is a risk of the Company being unable to cut the costs fast enough to cover an unexpected decrease in revenues, which can have a negative effect on the company's operations and its financial status. In this connection, there is some likelihood that in the future, the Company's business results will differ from results expected by investors and forecasted by analysts. The above-mentioned factors can also have a negative effect on the price of shares in the Company.

Risk Management

The efficiency of the Company's business in the conditions of the Russian economy largely depends on professional risk management. In order to achieve an optimal combination, which envisages maintaining the highest possible profitability of business along with keeping the risks at an acceptable level, the Company has developed and adopted a risk management system. The Company's policy that forms a basis for the system of risk management has been approved and accepted by top management, as well as by the Board of Directors of the company. The system's potential enables the Company to manage risks on the basis of unified methodological approaches in all business sectors and at different levels of managerial decision-making:

- to efficiently identify the source of the risk;
- to determine the economic character of the risk
- to conduct quantitative and qualitative analysis of the risk
- to search for alternatives with a lower risk level
- to make a decision on taking responsibility for the prevention and elimination of the risk's effectes or avoiding the risk by means of insuring or refraining from activity related to the risk.

The concept of risk management in 2002-2003 was based on three fundamental elements: a system of risk regulation, the work of qualified risk managers and efficient control procedures.



A system of risk regulation has become the basis of an advanced culture of management, aimed at making well-informed business decisions. The competence and experience of RBC's specialists have created conditions for the fulfillment of risk appraisal standards and making of well-informed judgments. The risk management functions are split between the management and different departments that manage types of risks, which are common in their sectors.

Operational and market risks were traditional and the most important kinds of risks for RBC, as well as for every Russian company in 2003. As for operational risks, the risks of losing solvency and profitability of business should be specifically mentioned.

Measures aimed at resolving such questions include the following:

- Regular reviewing of cash flow reports by the Board of Directors, and provision of a forecast for each following reporting period, aimed at managing RBC's liquidity risks.
- Compliance with a centralized commercial policy to decrease credit risks, including receiving advanced payments for services to be provided, and setting limits for the cost of deals.
- Conducting of a regular monitoring of strategic types of operations and control of risks related to long-term strategic decisions.
- Regular assessment of future risks of depreciation of assets or ambiguity of obligations.
- The use of unified IT standards, prompt renewal of the Company's technical facilities to minimize informational risks.
- Analysis of business processes, aimed at identifying the most difficult sectors, appraisal of risks related to the possibility of unfavorable changes in these sectors, and preparation of scenarios of actions intended to prevent the risks.
- The use of assistance from independent legal advisors to receive an independent opinion, in the event of involvement in complex deals.

In 2003, the availability of the risk management system had a positive impact on the conditions for the obtainment of loans by the Company, as well as on the Company's ability to maintain the target level of profitability. The fact that the results of the implementation of RBC's television project met the targets in the last quarter of 2003 is a good example of the successful utilization of the risk management system.


КАПИТАЛ



chapter VII

Capital Stock of the Company

1. Authorized Capital

History of the Authorized Capital

As of the moment of founding, the authorized capital of OAO Netrus Holding was RUR84,000 (840 common shares with a par value of RUR100 each). The issue of the shares was registered with the Moscow Regional Department of the Federal Securities Market Commission (registration number 1-01-05214-A).

September **3, 2001** — A general meeting of shareholders makes a decision to divide the authorized capital into 168,000 common shares with a par value of RUR0.5 each. The division was registered with the Moscow Regional Department of the Federal Securities Market Commission on September 17, 2001 (registration number 1-02-05214-A).

September **24, 2001** — A general meeting of shareholders makes a decision to rename OAO Netrus Holding to OAO RBC Information Systems. The change of the name was registered with the Moscow Registration Chamber on September 24, 2001.

November **30, 2001** — A general meeting of shareholders makes a decision to divide the authorized capital into 84,000,000 common shares with a par value of RUR0.001 each. The division was registered



with the Moscow Regional Department of the Federal Securities Market Commission (registration number 1-03-05214-A).

- January **15, 2002** — The Board of Directors of OAO RBC Information Systems makes a decision to increase the authorized capital of the company by RUR16,000 by issuing 16,000,000 additional shares with a par value of RUR0.001 each by means of open subscription.

- **At present**, the authorized capital of the company is RUR100,000. It consists of 100,000,000 registered common shares with a par value of RUR0.001 each.

- In accordance with Order 1325 of the Regional Department of the Securities Market Commission in the Central Federal District dated September 22, 2003, the different issues of RBC shares were unified; as a result of it, the unified share issue was assigned the number 1-03-05214-A dated September 22, 2003.

- All the shares in the Company were issued in a form of common registered non-documentary shares.

Capital Structure of RBC Information Systems

(as of December 31, 2003)



- Legal entities and nominee shareholders **22.89%**
- Individuals **77.11%**



Major Shareholders of RBC

(as of December 31, 2003)

Dmitry Belik	24.14%
Alexander Morgulchik	24.14%
German Kaplun	24.04%
ZAO ING Bank (Eurasia) (nominee shareholder)	5.73%
ZAO Depositary Clearing Company (nominee shareholder)	4.80%
J.P. Morgan Bank International (nominee shareholder)	4.47%
National Depository Center Non-Commercial Partnership (nominee shareholder)	3.07%
Givi Topchishvili	2.71%

In April 2002 the company went public, having conducted the first successful IPO in Russia. OAO RBC Information Systems placed 16% of the shares on the main Russian exchanges: the RTS (ticker RBCI) and MICEX (ticker RBCI) at a price of $0.83 per share.

Shares in the Company have been added to the "A" trading list of the second level of the Moscow Interbank Currency Exchange and the "A2" trading list of the RTS Stock Exchange. At the end of 2003 shares in RBC were included in the RTS index.

2. Rights of Shareholders

General rights of holders of shares of all categories (types):

- Reassign their shares without the consent of other shareholders or the Company;

- Shareholders in the Company have a preemptive right to buy additional shares and issued securities convertible into shares, placed by means of open subscription, whose amount shall be proportionate to the amount of shares of the respective category (type) that belong to them;



- Shareholders in the Company who voted against or abstained from the voting on a decision on the placement of shares and issued securities convertible into shares by means of closed subscription have a preemptive right to buy additional shares and issued securities convertible into shares to be placed by means of closed subscription, whose amount shall be proportionate to the amount of shares of the respective category (type) held by them. This right does not apply to a placement of shares or other issued securities convertible into shares by means of closed subscription exclusively among the shareholders, provided that shareholders can buy an integer of shares to be placed and other issued securities convertible into shares, proportionally to the amount of shares of the respective category (type) that belong to them;

- Derive a share of the net profit (dividends) that is subject to distribution between the shareholders in accordance with a procedure specified in law and the Articles of Association, depending on the category (type) of shares that belong to them;

- Receive some part of the property of the Company (a liquidation quota) that is left after the liquidation of the Company, proportionally to the amount of shares of the respective category (type) that belong to them;

- Have access to documents of the Company in accordance with the procedure specified in law and the Articles of Association and to receive their copies on a paid basis;

- Execute other rights specified in law, the Articles of Association and decisions of the general meeting of shareholders made within the bounds of its authority.

All shares in the Company are common shares. Each common share in the Company has an equal par value and gives an equal amount of rights to its holder. Holders of common shares of the Company can participate in a general meeting of shareholders in accordance with the Federal Law "On Joint-Stock Companies," and they have a right to vote on all issues within the bounds of its authority; they are also


RBC

entitled to receive dividends, and in the event of liquidation of the Company, they are entitled to receive a part of its property (a liquidation quota).

3. Dividends

The OAO RBC Information Systems is pursuing a strategic course for intensive growth, which requires the implementation of a comprehensive investment program. In this connection, in accordance with recommendations of the Board of Directors of the Company, approved by the General Meeting of Shareholders, the Company's retained earnings for 2003 were reinvested in order to finance the Company's future growth and expansion.




Company of the Year
RBC Ratings


RBC


chapter VIII

Corporate Governance



1. Corporate Governance Principles

The major principles of corporate governance of the Company are:

- to observe ethical principles of running business and implement the best practice corporate governance in the Company
- to give shareholders a real opportunity to exercise their rights connected with participating in the Company
- to have an equal attitude to all shareholders
- for the Board of Directors to perform strategic management of the Company's operations and to control the activities of the executive bodies of the Company efficiently, as well as to report to the General Meeting of Shareholders
- to manage the current activities of the Company by executive bodies of the Company reasonably and in good faith



- I to disclose information about the Company, including its financial situation, economic indicators, and property and management structure, in a timely manner
- to observe all rights of interested persons, stipulated by legislation, including employees of the Company, and to create new jobs
- to promote active cooperation of the Company and interested persons for the purpose of increasing the value of the Company, its shares and other securities
- to control the financial and economic activities of the Company efficiently.

In its activity the Company complies with the provisions of the Corporate Governance Code, approved at a meeting of the Government of the Russian Federation on November 28, 2002 and recommended by the Federal Securities Market Commission on April 4, 2002.

The Company has adopted its own Corporate Governance Code, which is comprised of rules and principles of the Company. The code consists of a number of fundamental documents that outline the Company's policies. These are the Information Disclosure Policy, the Dividends Policy, as well as the Provisions on Material Corporate Transactions.

The Company is committed to increasing the level of its information transparency and openness with the aim to protect the rights of shareholders and enhance the Company's attractiveness to investors. The Company strives to promptly inform the investment community and the general public about the results of its activity and plans for future development. The Company regularly discloses its annual and quarterly performance reports and news releases for shareholders as well as meets with investment analysts and investors.

In 2003 RBC was named Number 15 in the Standard & Poor's Transparency and Disclosure Survey 2003 of 45 largest Russian companies. OAO RBC Information Systems was also awarded a special diploma "For the Level of Disclosure of Information in the Annual Report" at the 6th contest for annual reports, which is held by the RTS Stock Exchange. The achieved results reflect RBC's ongoing commitment to high corporate governance standards and corporate transparency in particular.


RBC

2. Governing Bodies

The Company's governing bodies are:

- **General Meeting of Shareholders**
- **Board of Directors** (the Supervisory Board)
- **General Director**

The supreme governing body of the Company is the General Meeting of Shareholders.

Strategic issues and supervision of the implementation of the strategy by the management of the Company are in the competence of the Board of Directors.
The Board of Directors has two committees, namely the Audit and Compliance Committee and the Compensations Committee.

Meetings of the Board of Directors are held not less than four times a year. The Board of Directors includes five foreign nationals, who contribute additional expertise to the Company. The Board of Directors of the Company includes three independent directors.

The General Director of the Company is responsible for the day-to-day management and control of the Company.

Board of Directors

German Kaplun — Chairman of the Board of Directors.
Mr. Kaplun began his career in software consulting and had previously held the position of Director of Banking Technology in a Moscow-based software development company. Before concentrating solely on RBC in 1998, he was the co-founder, co-owner and co-Chairman of the Board of Makprombank. At present he holds a participation interest in a real estate business. Education: a Master of Science degree from the Moscow Technical University, Ph.D. in Economics from the Russian Economic Academy. Interest held in the share capital of the Company: 24.04%.

Alexander Morgulchik — Vice-Chairman for Business Strategy and Development.
Mr. Morgulchik has had previous work experience in accounting and



banking, and has participated in a number of commercial ventures, including a small bank, a computer hardware/software business and a real estate venture. He is still a partner in a real estate firm. Education: a Master's degree and Ph.D. in Economics from the Russian Economic Academy. Interest held in the share capital of the Company: 24.14%.

Dmitry Belik — Board member and Chief Financial Officer.
Mr. Belik has been a partner in other ventures along with Mr. Kaplun and Mr. Morgulchik, and is still a partner in a real estate firm. He has served as the RBC CFO since 1998. In 2002 he was named among the fifty most professional chief financial officers in a rating of the Russian Managers Association. Education: a Master of Science degree from the Moscow Technical University, Ph.D. in Economics from the Russian Economic Academy. Interest held in the share capital of the Company: 24.14%.

Hans-Joerg Rudloff — Board member.
At the beginning of his career Mr. Rudloff joined the renowned American investment banking firm of Kidder Peabody in New York. Then he continued to work for Kidder Peabody in America and Europe and became Chairman of Kidder Peabody International in 1978. In 1980, Mr. Rudloff moved to Credit Suisse First Boston, where he became the driving force in the development of the firm's international business, as well as the International Capital markets. He was elected Vice Chairman of Credit Suisse First Boston and subsequently was appointed to the general management of Credit Suisse in Zurich. In 1989, he became Chairman and CEO of Credit Suisse First Boston, Europe's largest investment bank. In 1998 Mr. Rudloff joined Barclays Capital as Chairman of the Executive Committee. Mr. Rudloff serves on the board of TBG Group (Thyssen-Bornemisza Group)and is also the Vice-Chairman of Novartis AG. Interest held in the share capital of the Company: 0%.

Neil Osborn — Board member.
Mr.Osborn started his media career in 1972 as a reporter at the Daily Progress, Charlottesville, Virginia . In 1975 he became a shipping journalist, Lloyds List at the Liverpool Daily Post. In 1978 he joined Institutional Investor as senior editor. He joined Euromoney in 1983 as US editor and became editor of Euromoney at the end of 1985. He was appointed an Executive Director in February 1988. From 1990 he has been publisher and managing director of Euromoney. Mr. Osborn





is also a Member of the Board for Euromoney Institutional Investor PLC. Interest held in the share capital of the Company: 0%.

Michael Hammond — Board member.
Mr. Hammond is a Partner of City Capital Corporation Limited. Recently he held the position of Managing Director at ABN-AMRO Rothschild. Prior to this, Mr. Hammond held executive director positions at Flemings, UBS Warburg and Swiss Bank Corporation. He began his career at Credit Suisse First Boston in 1982 and held various senior syndicate/capital market management positions in New York, Tokyo and London. Interest held in the share capital of the Company: 0%.

Yuri Mostovoy — Board member and Head of RBC International. Previously he was the Global Head of Quantitative Fixed Income Research Group at Barclays Capital. Before this, Mr. Mostovoy worked with Lehman Brothers and held a Vice President position at Citibank in New York. He is also the President of his own company Interval LLC, which is engaged in the development of advanced investment portfolio management systems. Interest held in the share capital of the Company: 0%.

Givi Topchishvili — Board member.
Mr. Topchishvili has more than 20 years of leadership experience in building global brands and guiding mid-tier and top-tier international companies. His strategic approach to building a business is reflected in his achievements as a founder of Global Advertising Strategies, a New York-based marketing and advertising company, where he successfully applied his methodology of aligning products with markets and optimizing marketing tactics for global clients. Education: a Master's Degree in Solid State Physics and a Doctorate Program in Physical Chemistry. Interest held in the share capital of the Company: 2.71%.

Sergey Lukin — Board member.
Since 1991, Mr. Lukin has held management positions at Russian system integration firms in the oil and gas sector and in the banking sector. He began his career at Aeroflot in 1987. Education: graduate business education. Interest held in the share capital of the Company: 1.03%.

Oleg Dyatlov — Board member.
Mr. Dyatlov began his career with one of the major system integrators





in Western Siberia, and has held management positions at a number of system integration companies since 1989. Education: graduate business education. Interest held in the share capital of the Company: 1.03%.

Ekaterina Lebedeva — Board member and Chief Administrative Officer. Ms. Lebedeva held management positions at Tekhnobank prior to joining the Company in 1999. Education: Ph.D. in Economics from Moscow Technological Institute. Interest held in the share capital of the Company: 0%.

Leonid Khazan – Board member and Director for Corporate Client Relations.
Prior to joining the Company in 1998, Mr. Khazan held a management position at a Moscow bank where he was responsible for information processing. Education: Undergraduate degree in Managerial Economics from Moscow External Humanitarian University. Interest held in the share capital of the Company: 0%.

Remunerations to members of the Board of Directors (Supervisory Board) were not paid over the past financial year. There were no changes in the composition of the Board of Directors in 2003.

General Director

Yury Rovensky –General Director. Prior to joining the Company in 2000, Mr. Rovensky worked for the State Investment Corporation of Russia as a Counselor to the Chairman.

Other relevant work experience includes positions at the Russian Union of Businessmen and Entrepreneurs and the World Bank's mission in Moscow. He also has an academic background, having held the position of Vice Chancellor of the Russian Economic Academy for seven years.

Education: Doctorate level degree in Economics from Moscow State University, with additional coursework in Marketing and Financial Analysis at the Harvard Business School and at Groningen University (Netherlands). Interest held in the share capital of the Company: 0%.

Remuneration paid to the General Director over the past financial year amounted to 128,000 rubles.




RBC

3. Significant Transactions

Material Transactions

In 2003 the Company did not make any deals that would be considered material transactions under the Federal Law "On Joint-Stock Companies."

Related-party Transactions

In 2003 the Company made a number of deals that shall be considered related-party transactions under the Federal Law "On Joint-Stock Companies."

1. A deal related to members of the Board of Directors of the Company, the General Director of the Company, envisaging the provision of a loan totaling 114,000,000 (one hundred and fourteen million) rubles and zero kopecks during the period until November 30, 2003 for RosBusinessConsulting Publishing House. The deal was approved by the general meeting of shareholders.

2. A deal related to members of the Board of Directors of the Company, the General Director of the Company, envisaging the acquisition of a block of 9,000 (nine thousand) common nominal non-documentary shares in ZAO RBC-TV with a par value of 10 (ten) rubles each at a price of an offer of 35,555.56 (thirty five thousand five hundred and five rubles and fifty-six kopecks), totaling 320,000,040 (three hundred twenty million forty) rubles and zero kopecks. The deal was approved by the general meeting of shareholders.


CONSOLIDATED
for year ended


RBC

chapter IX

Consolidated Financial Statements

for year ended 31 December 2003

To the management of OAO RBC Information Systems

Independent Auditor's Report

We have audited the accompanying consolidated balance sheet of OAO RBC Information Systems and its subsidiaries (the "Group") as of 31 December 2003 and the related consolidated statements of income, changes in equity and cash flows for the year then ended. These consolidated financial statements, as set out on pages 54 to 80, are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing as issued by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 31 December 2003, and the results of its operations, changes in equity and cash flows for the year then ended in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

KPMG Limited Moscow,
Russian Federation, 20 May 2004



	2003 '000 RUR	2002 '000 RUR	2003 '000 USD*	2002 '000 USD*
Net profit for the year	**109,015**	**292,660**	**3,701**	**9,936**
Adjustments for:				
Non-cash sales	—	(7,627)	—	(259)
Depreciation and amortisation	165,300	74,460	5,612	2,528
Loss/(gain) on disposal of property, plant and equipment	18,306	(923)	621	(31)
Loss/(gain) on disposal of intangible assets	9,888	—	336	—
Monetary gain related to deferred tax	—	(1,672)	—	(57)
Interest expense	41,290	7,570	1,423	257
Interest income	(32,687)	(67,614)	(1,110)	(2,296)
Income tax expense	30,552	70,796	1,073	2403
Operating profit before changes in working capital	**342,294**	**367,650**	**11,621**	**12,482**
(Increase)/decrease in inventories	(36,440)	(45,401)	(1,237)	(1,541)
(Increase)/decrease in trade and other receivables	(174,205)	(174,594)	(5,914)	(5,928)
Decrease in other assets	—	69,078	—	2,345
Increase/(decrease) in trade and other payables	(2,054)	(13,056)	(70)	(443)
Cash flows from operations before income taxes and interest paid	**202,475**	**203,677**	**6,874**	**6,915**
Income taxes paid	(12,252)	(4,501)	(416)	(364)
Interest paid	(29,905)	(7,570)	(1,015)	(257)
Cash flows from operating activities	**160,318**	**191,606**	**5,443**	**6,505**

The consolidated balance sheet is to be read in conjunction with the notes to and forming part of the consolidated financial statements set out on pages 59 to 80.

The USD equivalent are provided for information purposes only and do not form part of the audited consolidated financial statements — refer note 2(d)


RBC

	2003 '000 RUR	2002 '000 RUR	2003 '000 USD*	2002 '000 USD*
INVESTING ACTIVITIES				
Proceeds from disposal of property, plant and equipment	3,891	1,560	132	53
Proceeds from disposal of investment	369	—	13	—
Interest received	42,278	55,614	1,435	1,888
Acquisition of property, plant and equipment	(467,583)	(156,860)	(15,875)	(5,325)
Acquisition of intangible assets	(126,918)	(132,008)	(4,309)	(4,482)
Acquisition of other investments	—	(122)	—	(4)
Cash flows from investing activities	**(547,963)**	**(231,816)**	**(18,604)**	**(7,870)**
FINANCING ACTIVITIES				
Proceeds from issuance of share capital net of transaction costs	—	416,304	—	14,134
Proceeds from issuance of warrants	20,144	—	684	—
Proceeds from borrowings	156,836	—	5,325	
Repayment from borrowings	—	23,175	—	(787)
Cash flows from financing activities	**176,980**	**393,129**	**6,009**	**13,347**
Net increase/(decrease) in cash and cash equivalents	**(210,665)**	**352,919**	**(7,152)**	**11,982**
Cash and cash equivalents at beginning of year	634,215	281,296	21,532	9,550
Cash and cash equivalents at end of year (note 17)	**423,550**	**634,215**	**14,380**	**21,532**

The consolidated statement of cash flows is to be read in conjunction with the notes to and forming part of the consolidated financial statements set out on pages 59 to 80.


RBC

'000 RUR	Share capital	Share Premium	Treasury shares	Retained earnings	Total
Balance at 1 January 2002	**116**	**228,987**	**—**	**70,935**	**300,038**
Net profit for the period	—	—	—	292,660	292,660
Shares issued	18	446,219	—	—	446,237
Transaction costs	—	(29,933)	—	—	(29,933)
Balance at 31 December 2002	**134**	**645,2**	**—**	**363,595**	**1,009,002**
Net profit for the period	—	—	—	109,015	109,015
Warrants issued	—	18,612	—	—	18,612
Contribution by shareholders	—	15,962	—	—	15,962
Acquisition of treasury shares	—	—	63,327	—	63,327
Issuance of treasury shares	—	—	(63,327)	—	(63,327)
Balance at 31 December 2003	**134**	**679,847**	**—**	**472,610**	**1,152,591**

Issued '000 USD	Share capital	Share Premium	Treasury shares	Retained earnings	Total
Balance at 1 January 2002	**5**	**7,774**	**—**	**2,408**	**10,187**
Net profit for the period	—	—	—	9,936	9,936
Shares issued	—	15,149	—	—	15,149
Transaction costs	—	(1,016)	—	—	(1,016)
Balance at 31 December 2002	**5**	**21,907**	**—**	**12,344**	**34,256**
Net profit for the period	—	—	—	3,701	3,701
Warrants issued	—	632	—	—	632
Contribution by shareholders	—	542	—	—	542
Acquisition of treasury shares	—	—	2,150	—	2,150
Issuance of treasury shares	—	—	(2,150)	—	(2,150)
Balance at 31 December 2003	**5**	**23,081**	**—**	**16,045**	**39,131**

The consolidated balance sheet is to be read in conjunction with the notes to and forming part of the consolidated financial statements set out on pages 59 to 80.

The USD equivalent are provided for information purposes only and do not form part of the audited consolidated financial statements — refer note 2(d)

1. Background

(a) Organization and operations

OAO RBC Information Systems (the "Parent Company") and its subsidiaries (together referred to as the "Group") comprise Russian Federation open joint stock companies as defined in the Civil Code of the Russian Federation, and companies located abroad. The Parent Company's shares are traded on the Moscow Stock Exchange. The Parent Company's registered office is at at Russian Federation, Moscow, Profsoyuznaya street, 78.

The Group's principal activities are internet advertising, information services, operation of a satellite TV channel and development and selling of software. These services are rendered in the Russian Federation.

(b) Russian business environment

The Russian Federation has been experiencing political and economic change that has affected, and may continue to affect, the activities of enterprises operating in this environment.

Consequently, operations in the Russian Federation involve risks that typically do not exist in other markets. The accompanying consolidated financial statements reflect management's assessment of the impact of the Russian business environment on the operations and the financial position of the Group. The future business environment may differ from management's assessment.

2. Basis of preparation

(a) Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB.

(b) Basis of measurement

The consolidated financial statements are prepared on the historical cost basis except that instruments held for trading and available-for-sale are stated at fair value; and the carrying amounts of non-monetary assets, liabilities and equity items in existence at 31 December 2002 include adjustments for the effects of hyperinflation. In addition, all revenues and expenses in the comparative information have been restated for the effects of hyperinflation.

Measurement and presentation currency

The national currency of the Russian Federation is the Russian Rouble ("RUR"), which is the Group's measurement currency and the currency in which these consolidated financial statements are presented. All financial information presented in RUR has been rounded to the nearest thousand.

Convenience translation

The Group's measurement currency is RUR because it reflects the economic substance of the underlying events and circumstances of the company. In addition to presenting the consolidated financial statements in RUR, supplementary information in USD has been prepared for the convenience of users of the financial statements. The supplementary information has been prepared by translating from RUR to USD at the Official rate of the Central Bank of the Russian Federation as at 31 December 2003 of RUR 29.45 to USD 1.

Going concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realisation of assets and the satisfaction of liabilities in the normal course of business. The recoverability of the Group's assets, as well as the future operations of the Group, may be significantly affected by the current and future economic environment (see note 1 (b)). The accompanying consolidated financial statements do not include any adjustments should the Group be unable to continue as a going concern.

Use of estimates

Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with IFRS. Actual results could differ from those estimates.

3. Significant accounting policies

The following significant accounting policies have been applied in the preparation of the financial statements. These accounting policies have been consistently applied except for hyperinflation as describes in note 2(c).

Basis of consolidation

(i) Subsidiaries

Subsidiaries are those enterprises controlled by the Group. Control exists



when the Group has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

(ii) Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses are eliminated in the same way as unrealised gains except that they are only eliminated to the extent that there is no evidence of impairment.

(b) Foreign currencies

Transactions in foreign currencies are translated to RUR at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to RUR at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated to RUR at the foreign exchange rate ruling at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to RUR at the foreign exchange rate ruling at the dates the fair values were determined.

(c) Inflation accounting

All amounts included in the comparative information have been adjusted for hyperinflation so that all RUR amounts are expressed in terms of the purchasing power of the RUR as at 31 December 2002. Adjustments for hyperinflation were calculated using conversion factors derived from the Russian Federation Consumer Price Index published by the Russian Statistics Agency, GosKomStat.

The Russian Federation ceased to be hyperinflationary with effect from 1 January 2003 and accordingly no adjustments have been made for the year ended 31 December 2003. The hyperinflation-adjusted carrying amounts of the Group's assets, liabilities and equity items as at 31 December 2002 became their carrying amounts as at 1 January 2003 for the purpose of subsequent accounting.

Property, plant and equipment

(i) Owned assets

Property, plant and equipment is stated at cost less accumulated depreciation and impairment losses. The cost of self-constructed assets includes the cost of materials, direct labour and an appropriate proportion of production overheads. Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii) Subsequent expenditure

Expenditure incurred to replace a component of an item of property, plant and equipment that is accounted for separately, is capitalised with the carrying amount of the component being written off. Other subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure is recognised in the income statement as an expense as incurred.

(iv) Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of the individual assets. Depreciation commences on the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and ready for use. Land is not depreciated. The estimated useful lives are as follows:

TV assets	5 years
Computer equipment	5 years
Office equipment	5 years
Other assets	5 years

(e) Intangible Assets

(i) Web-site

Costs relating to the development of a web site are capitalized if the site is functional in nature (i.e. it is designed to generate revenue from online sales). Expenditure on design, content and appearance of the site is expensed as incurred.

(ii) Software

Software acquired is carried at historical cost less any accumulated amortisation and any accumulated impairment losses.



(iii) Research and development costs

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the enterprise has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses.

(iv) Subsequent expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

(v) Amortisation

Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets from the date the asset is available for use. The estimated useful lives are as follows:

Capitalised development costs	3 years
Web site development costs	3 years
Software	3-5 years

(f) Investments

Investments are recognised (derecognised) when the Group obtains (loses) control over the contractual rights inherent in that asset. Except as outlined below, investments are accounted for as follows:

- Investments held for trading are stated at fair value with any resulting gain or loss recognised in the income statement.
- Investments held-to-maturity are stated initially at cost. Subsequent to initial recognition they are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period to maturity on an effective interest basis.
- Other investments are classified as available-for-sale and are stated at fair value, with any resultant gain or loss being recognised in the income statement.

The fair value of investments held for trading and available-for-sale is their quoted bid price at the balance sheet date. Investments in equity securities that are not quoted on a stock exchange, and where fair value cannot be estimated on a reasonable basis by other means, are stated at cost less impairment losses.

(g) Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The cost of inventories is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overheads based on normal operating capacity.

(h) Trade and other receivables

Trade and other receivables are stated at their cost less impairment losses.

(i) Cash and cash equivalents

Cash and cash equivalents comprises cash on hand, balances with banks and highly liquid bank promissory notes.

(j) Impairment

The carrying amounts of the Group's assets, other than inventories and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

(k) Share capital

When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognised as a change in equity. Repurchased shares are presented as a deduction from total equity.

(l) Loans and borrowings

Loans and borrowings are recognised initially at cost. Subsequent to initial recognition, loans and borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

(m) Trade and other payables

Trade and other payables are stated at their cost.

(n) Income tax

Income tax for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, initial recognition of assets or liabilities that affect neither accounting nor taxable profit and investments in subsidiaries where the parent is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(o) Revenues

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the transaction at the balance sheet date. The stage of completion is assessed by reference to surveys of work performed.

(p) Expenses

(i) Net financing costs

Net financing costs comprise interest payable on borrowings, the accretion of interest on provisions, interest receivable on funds invested, dividend income, foreign exchange gains and losses, and gains and losses on the revaluation and disposal of investments held for trading and available-for-sale. All interest and other costs incurred in connection with borrowings are expensed as incurred as part of net financing costs.

(q) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in



providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

4. Segment reporting

Segment information is presented in respect of the Group's business segments. The business segments is based on the Group's management and internal reporting structure. Inter-segment pricing is determined on an arm's length basis. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly income-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and expenses.

(a) Business segments

The Group comprises the following main business segments:

Core business. Providing of advertising and information services on web-site of the Group and developing and selling of software products.

TV. Operation of satellite TV channel, as well as related services.

Business segments

'000 RUR	Core business		TV		Eliminations		Consolidated	
	2003	2002	2003	2002	2003	2002	2003	2002
Revenue from external customers	1,262,603	926,533	166,508	—	—	—	1,429,11	926,533
Total revenue from external customers	**1,262,603**	**926,533**	**166,508**	—	—	—	**1,429,11**	**926,533**
Inter-segment revenue	23,429	—	4,611	—	(28,040)	—	—	—
Total revenue	**1,286,032**	**926,533**	**171,119**	—	**(28,040)**	—	**1,429,111**	**926,533**
Segment result	583,850	504,859	(96,941)	—	(5,920)	—	480,989	504,859
Unallocated expenses							(414,137)	(142,242)
Profit from operations							**66,852**	**362,617**
Net financing costs\(income)							72,715	839
Income tax expense							(30,552)	(70,796)
Net profit\(loss) for the year							**109,015**	**292,660**
Segment assets	1,329,036	1,420,463	593,750	—	(147,733)	—	1,775,053	1,420,463
Segment liabilities	547,095	411,461	217,180	—	(141,813)	—	622,462	411,461

The USD equivalent are provided for information purposes only and do not form part of the audited consolidated financial statements — refer note 2(d)


RBC

Business segments

'000 USD*	Core business 2003	Core business 2002	TV 2003	TV 2002	Eliminations 2003	Eliminations 2002	Consolidated 2003	Consolidated 2002
Revenue from external customers								
Revenue from external customers	42,866	31,456	5,653	—	—	—	48,519	31,456
Total revenue from external customers	**42,866**	**31,456**	**5,653**	**—**	**—**	**—**	**48,519**	**31,456**
Inter-segment revenue	795	—	157	—	(952)	—	—	—
Total revenue	**43,661**	**31,456**	**5,810**	**—**	**(952)**	**—**	**48,519**	**31,456**
Segment result	19,822	17,140	(3,291)	—	(201)		16,330	17,140
Unallocated expenses							(14,061)	(4,829)
Profit from operations							**2,269**	**12,311**
Net financing costs\(income)							2,469	28
Income tax expense							(1,037)	(2,403)
Net profit\(loss) for the year							**3,701**	**9,936**
Segment assets	45,122	48,226	20,158	—	(5,016)	—	60,264	48,226
Segment liabilities	18,574	13,970	7,374	—	(4,815)	—	21,133	13,970

5. Acquisition and disposals of subsidiaries

On 14 February 2003 the Group acquired 100% shares in RBC Investments Cyprus for consideration paid in amount of RUR 52 thousand/USD* 2 thousand. Negative net identifiable assets of acquired company amounted to RUR 235 thousand/USD* 8 thousand. On 8 December 2003 the Group disposed 100% shares of ZAO PH RBC for nil. The main part of assets and liabilities of ZAO PH RBC were transferred to other companies of the Group before disposal. At the date of disposal net identifiable assets of the company amounted to RUR 657 thousand/USD* 22 thousand.

6. Revenues

	2003 '000 RUR	2002 '000 RUR	2003 '000 USD*	2002 '000 USD*
Revenues from advertising services	863,314	409,062	29,310	13,888
Revenues from developed software	468,136	430,300	15,894	14,609
Revenues from information services	94,808	80,802	3,219	2,743
Revenue from long-term contracts	2,853	6,369	97	216
	1,429,111	**926,533**	**48,519**	**31,456**

7. Cost of sales

	2003 '000 RUR	2002 '000 RUR	2003 '000 USD*	2002 '000 USD*
Information services	(58,504)	(38,771)	(1,986)	(1,316)
Outsourced cost of programming	(187,322)	(82,692)	(6,360)	(2,807)
Cost of advertising service	(57,603)	—	(1,956)	—
Cost of goods for trading	(87,073)	(65,524)	(2,956)	(2,225)
Depreciation and amortization	(165,300)	(74,460)	(5,612)	(2,528)
Outsourced labour costs	(93,435)	(122,556)	(3,172)	(4,161)
Labour costs	(125,090)	(24,063)	(4,247)	(817)
TV signal distribution	(28,781)	—	(977)	—
Marketing communication	(89,592)	—	(3,042)	—
Other	(55,422)	(13,608)	(1,881)	(462)
	(948,122)	**(421,674)**	**(32,189)**	**(14,316)**

The USD equivalent are provided for information purposes only and do not form part of the audited consolidated financial statements — refer note 2(d)



8. Administrative expenses

	2003 '000 RUR	2002 '000 RUR	2003 '000 USD*	2002 '000 USD*
Wages, salaries and related social expenses	(43,966)	(28,817)	(1,493)	(978)
Consulting and legal	(8,635)	(10,343)	(293)	(351)
Rent	(4,529)	(1,397)	(154)	(47)
Repair	(15,724)	(3,904)	(534)	(133)
Presentation and business trips expenses	(5,289)	—	(180)	—
Insurance	(3,331)	—	(113)	—
Communication	(7,511)	(4,415)	(255)	(150)
Housing	(3,321)	(1,123)	(112)	(38)
Recruitment services	(2,016)	(5,220)	(68)	(177)
Stationary	(3,985)	(2,846)	(135)	(97)
Board of directors carrying out costs	(3,895)	—	(132)	—
Other	(12,134)	(7,249)	(413)	(246)
	(114,336)	**(65,314)**	**(3,882)**	**(2,217)**

The average number of employeers during 2003 was 1,060 (2002: 579).

9. Other operating income\(expenses)

	2003 '000 RUR	2002 '000 RUR	2003 '000 USD*	2002 '000 USD*
Reversal of provisions	—	31,348	—	1,064
Income from renegotiation of liability	—	15,505	—	526
Rental income	4,861	4,650	165	158
Loss on disposal of property, plant and equipment written-off	(18,306)	—	(622)	—
Loss on disposal of intangible assets	(9,888)	—	(336)	—
Other	4,466	(2,573)	152	(87)
	(18,867)	**48,930**	**(641)**	**1,661**



10. Net financing income/(expenses)

	2003 '000 RUR	2002 '000 RUR	2003 '000 USD*	2002 '000 USD*
Gain/(loss) from trading investments	101,124	—	3,433	—
Borrowing and transaction costs	(5,660)	(11,226)	(192)	(381)
Interest expense	(41,920)	(7,570)	(1,423)	(257)
Interest income	32,687	67,614	1,110	2,295
Gain/(loss) on net monetary position	—	(44,723)	—	(1,518)
Foreign exchange gain/(loss)	(13,516)	(3,256)	(459)	(111)
	72,715	**839**	**2,469**	**28**

11. Income tax expense

	2003 '000 RUR	2002 '000 RUR	2003 '000 USD*	2002 '000 USD*
Current tax expense				
Current year	(20,761)	(4,501)	(705)	(152)
	(20,761)	**(4,501)**	**(705)**	**(152)**
Deferred tax expense				
Origination and reversal of temporary differences	(5,680)	(66,295)	193	(2,251)
Net effect of change in tax rates	(15,471)	—	(525)	—
	(9,791)	**(66,295)**	**(332)**	**(2,251)**
	(30,552)	**(70,796)**	**(1,037)**	**(2,403)**

The Group's applicable tax rate is the corporate income tax rate of 24% (2002: 20%) and 24% for measuring deferred taxes (2002: 20%).

The USD equivalent are provided for information purposes only and do not form part of the audited consolidated financial statements — refer note 2(d)


RBC

Reconciliation of effective tax rate

	2003 '000 RUR	%	2002 '000 RUR	%
Profit before tax	139,567	100	363,456	100
Income tax at applicable tax rate	(33,496)	(24)	(72,691)	(20)
Income taxed at lower/higher rates	72,643	52	(5,457)	(1)
Change in tax rate	(15,471)	(11)	—	—
Non-deductible/non-taxable items	(54,228)	(39)	7,352	2
	(30,552)	**(22)**	**(70,796)**	**(19)**

	2003 '000 USD	%	2002 '000 USD	%
Profit before tax	4,738	100	12,339	100
Income tax at applicable tax rate	(1,137)	(24)	(2,468)	(20)
Income taxed at lower/higher rates	2,466	52	(185)	(1)
Change in tax rate	(525)	(11)	—	—
Non-deductible/non-taxable items	(1,841)	(39)	250	2
	(1,037)	**(22)**	**(2,403)**	**(19)**

12. Property, plant and equipment

'000 RUB	TV Equipment	Computer Equipment	Office Equipment	Other assets	Equipment for installation	Total
COST						
At 1 January 2003	—	245,132	11,616	15,506	111,580	383,834
Additions	259,257	138,679	14,465	5,598	86,027	504,026
Disposals	—	(29,752)	(5,858)	(3,664)	—	(39,274)
Transfer	118,167	—	—	(6,587)	(111,580)	—
At 31 December 2003	**377,424**	**354,059**	**20,223**	**10,853**	**86,027**	**848,586**
DEPRECIATION						
At 1 January 2003	—	(51,741)	(2,855)	(3,359)	—	(57,955)
Depreciation charge for the year	(43,979)	(37,006)	(8,420)	(1,584)	—	(90,989)
Disposals	—	13,835	2,844	398	—	17,077
At 31 December 2003	**(43,979)**	**(74,912)**	**(8,431)**	**(4,545)**	**—**	**(131,867)**
NET BOOK VALUE						
At 1 January 2003	**—**	**193,391**	**8,761**	**12,147**	**111,580**	**325,879**
At 31 December 2003	**333,445**	**279,147**	**11,792**	**6,308**	**86,027**	**716,719**

The USD equivalent are provided for information purposes only and do not form part of the audited consolidated financial statements — refer note 2(d)


RBC

'000 USD	TV assets Equipment	Computer Equipment	Office	Other assets	Construction in progress	Total
At 1 January 2003	—	8,322	394	527	3,788	13,244
Additions	8,802	4,709	492	189	2,920	17,112
Disposals	—	(1,010)	(199)	(124)	—	(1,333)
Transfers	4,012	—	—	(224)	(3,788)	—
At 31 December 2003	**12,814**	**12,021**	**687**	**368**	**2,920**	**28,820**
DEPRECIATION						
At 1 January 2003	—	(1,756)	(97)	(114)	—	(1,967)
Depreciation charge for the year	(1,493)	(1,256)	(286)	(54)	—	(3,089)
Disposals	—	469	97	13	—	579
At 31 December 2003	**(1,493)**	**(2,543)**	**(286)**	**(155)**	**—**	**(4,477)**
NET BOOK VALUE						
At 1 January 2003	**—**	**6,566**	**297**	**413**	**3,788**	**11,064**
At 31 December 2003	**11,321**	**9,478**	**401**	**213**	**2,920**	**24,333**

13. Intangible assets

'000 RUR	Software	Web site	Development costs	Total
Cost				
At 1 January 2003	11,089	101,208	136,363	248,660
Additions	50,464	51,878	47,343	149,685
Disposal	(11,089)	—	(4,623)	(15,712)
At 31 December 2003	**50,464**	**153,086**	**179,083**	**382,633**
AMORTISATION				
At 1 January 2003	(3,689)	(29,270)	(50,376)	(83,335)
Amortisation charge for the year	(5,499)	(36,347)	(51,341)	(93,187)
Disposal	3,689	—	2,135	5,824
At 31 December 2003	**(5,499)**	**(65,617)**	**(99,582)**	**(170,698)**
NET BOOK VALUE				
At 1 January 2003	**7,400**	**71,938**	**85,987**	**165,325**
At 31 December 2003	**44,965**	**87,469**	**79,501**	**211,935**



'000 USD	Software	Web site	Development costs	Total
Cost				
At 1 January 2003	376	3,436	4,630	8,442
Additions	1,713	1,761	1,607	5,081
Disposal	(376)	—	(157)	(533)
At 31 December 2003	**1,713**	**5,197**	**6,080**	**12,990**
Amortisation				
At 1 January 2003	(125)	(994)	(1,710)	(2,829)
Amortisation charge for the year	(187)	(1,233)	(1,744)	(3,164)
Disposal	125	—	73	198
At 31 December 2003	**(187)**	**(2,227)**	**(3,381)**	**(5,795)**
Net book value				
At 1 January 2003	**251**	**2,442**	**2,920**	**5,613**
At 31 December 2003	**1,526**	**2,970**	**2,699**	**7,195**

14. Available for sale investments

Available-for-sale investments stated at cost comprise unquoted equity securities in associates and subsidiaries. These subsidiary companies were not consolidated in the Group financial statements as the impact of consolidation would not be material to the Group financial statements. The associated companies were not accounted using equity method in the Group financial statements as the impact of this would not be material.

15. Inventories

	2003 '000 RUR	2002 '000 RUR	2003 '000 USD*	2002 '000 USD*
Raw materials	3,164	5,755	107	195
Work in progress	382	13,900	13	472
Finished goods and goods for resale	19,109	39,440	649	1,339
	22,655	**59,095**	**769**	**2,006**

The USD equivalent are provided for information purposes only and do not form part of the audited consolidated financial statements — refer note 2(d)



16. Trade and other receivables

	2003 '000 RUR	2002 '000 RUR	2003 '000 USD*	2002 '000 USD*
Provided loans	108,993	93,871	3,700	3,187
Advances paid	123,171	56,662	4,182	1,923
Accounts receivable – trade	52,662	36,724	1,788	1,247
VAT receivable	79,713	30,092	2,706	1,022
Interest receivable	2,409	12,000	82	408
Other recievables	33,226	6,211	1,128	211
	400,174	**235,560**	**13,586**	**7,998**

17. Cash and cash equivalents

	2003 '000 RUR	2002 '000 RUR	2003 '000 USD*	2002 '000 USD*
Cash on hand	339	398	12	14
Bank balances	423,211	552,721	14,368	18,765
Cash equivalents	—	81,096	—	2,753
Cash and cash equivalents in the statement of cash flows	**423,550**	**634,215**	**14,380**	**21,532**

18. Equity

(a) Share capital and share premium

The authorised and issued share capital of the Group as of 31 December 2003 comprised 100,000,000 ordinary shares at par value of RUR 0,001 (2002: 100,000,000 ordinary shares at par value of RUR 0,001), fully paid.

(b) Dividends

In accordance with Russian legislation the Parent Company's distributable reserves are limited to the balance of accumulated retained earnings as recorded in the Parent Company's statutory financial statements prepared in accordance with Russian Accounting Principles. As of 31 December 2003 the Parent Company had cumulative retained earnings, including the profit for the current year, of RUR 1,940 thousand (USD 66 thousand converted at the closing exchange rate of 29.4545).

19. Loans and borrowings

This note provides information about contractual terms of the Group's loans and borrowings.

	2003 '000 RUR	2002 '000 RUR	2003 '000 USD*	2002 '000 USD*
Non-current				
Unsecured bond issue	163,816	—	5,561	—
Unsecured loan	—	132,968	—	4,515
	163,816	**132,968**	**5,561**	**4,515**

Terms and debt repayment schedule

In February 2003, the Group issued long-term 15% bonds with maturity date in February and May 2006. Subscribers to the Bonds will receive a warrant to acquire 10,000 shares in RBC Information Systems for every 50,000 bonds held exercisable at any time after a 12 month period from issue of the Bonds. The warrant exercise price will be nil. Following their issue, the Warrants will be detachable from the Bonds. The interest on the bonds is repayable on 30 June and 31 December in each year starting from 30 June 2003.

20. Deferred tax assets and liabilities

(a) Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following items:

The USD equivalent are provided for information purposes only and do not form part of the audited consolidated financial statements — refer note 2(d)


RBC

'000 RUR	Assets 2003	Assets 2002	Liabilities 2003	Liabilities 2002	Net 2003	Net 2002
Property, plant and equipment	—	—	(61,471)	(38,945)	(61,471)	(38,945)
Intangible assets	—	—	(29,493)	(31,587)	(29,493)	(31,587)
Inventories	—	—	(2,394)	(3,353)	(2,394)	(3,353)
Trade and other receivables	1,505	—	—	(1,686)	1,505	(1,686)
Loans and borrowings	—	—	(3,956)	(2,012)	(3,956)	(2,012)
Trade and other payables	6,276	229	—	—	6,276	229
Tax loss carry-forwards	856	—	—	—	856	—
Net tax assets/(liabilities)	**8,637**	**229**	**(97,314)**	**(77,583)**	**(88,677)**	**(77,354)**

'000 USD	Assets 2003	Assets 2002	Liabilities 2003	Liabilities 2002	Net 2003	Net 2002
Property, plant and equipment	—	—	(2,087)	(1,322)	(2,087)	(1,322)
Intangible assets	—	—	(1,002)	(1,073)	(1,002)	(1,073)
Inventories	—	—	(81)	(114)	(81)	(114)
Trade and other receivables	51	—	—	(57)	51	(57)
Loans and borrowings	—	—	(134)	(68)	(134)	(68)
Trade and other payables	213	8	—	—	213	8
Tax loss carry-forwards	(29)	—	—	—	29	—
Net tax assets/(liabilities)	**293**	**8**	**(3,304)**	**(2,634)**	**(3,011)**	**(2,626)**

Movement in temporary differences during the year

'000 RUR	1 January 2003	Recognised in equity	Recognised in income	31 December 2003
Property, plant and equipment	(38,945)	—	(22,526)	(61,471)
Intangible assets	(31,587)	—	2,094	(29,493)
Inventories	(3,353)	—	959	(2,394)
Receivables	(1,686)	—	3,191	1,505
Loans and borrowings	(2,012)	(1,532)	(412)	(3,956)
Trade and other payables	229	—	6,047	6,276
Tax value of loss carry-forwards recognised	—	—	856	856
	(77,354)	**(1,532)**	**(9,791)**	**(88,677)**



'000 USD	1 January 2003	Recognised in equity	Recognised in income	31 December 2003
Property, plant and equipment	(1,322)	—	(765)	(2,087)
Intangible assets	(1,073)	—	71	(1,002)
Inventories	(114)	—	33	(81)
Receivables	(57)	—	108	51
Loans and borrowings	(68)	(53)	(13)	(134)
Trade and other payables	8	—	205	213
Tax value of loss carry-forwards recognised	—	—	29	29
	(2,626)	**(53)**	**(332)**	**(3,011)**

21. Earnings per share

The calculation of basic earnings per share at 31 December 2003 was based on the net profit for the year and a weighted average number of ordinary and preference shares

In thousands of shares	2002
Issued ordinary shares at 1 January 2002	84,000
Effect of shares issued in April 2002	10,667
Weighted average number of ordinary shares at 31 December 2002	**94,667**

(see note 18(a)) outstanding during the year of 100,000,000 (2002: 94,667,000).

The dilutive potential shares equals to 1,130,000 shares which were issued under stock warrant (see note 19).

The USD equivalent are provided for information purposes only and do not form part of the audited consolidated financial statements — refer note 2(d)


RBC

22. Trade and other payables

	2003 '000 RUR	2002 '000 RUR	2003 '000 USD*	2002 '000 USD*
Payables to shareholders	136,347	—	4,629	—
Advances received	120,405	46,768	4,088	1,588
Accounts payable – trade	93,143	144,346	3,162	4,901
Other taxes payable	10,205	6,143	347	209
Income tax payable	8,509	—	289	—
Other payables and accrued expenses	1,360	3,882	46	131
	369,969	**201,139**	**12,561**	**6,829**

23. Financial instruments

Exposure to credit, interest rate and currency risk arises in the normal course of the Group's business.

(a) Credit risk

The Group does not require collateral in respect of financial assets. Credit evaluations are performed on all customers, other than related parties, requiring credit over a certain amount. At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

(b) Interest rate risk

Changes in interest rates impact primarily loans and borrowings by changing their fair value (fixed rate debt) or their future cash flows (variable rate debt). Management does not have a formal policy of determining how much of the Group's exposure should be to fixed or variable rates. However, at the time of issuing new debt management uses its judgment to decide whether it believes that a fixed or variable rate would be more favourable to the Group over the expected period until maturity.

(c) Foreign currency risk

The Group incurs foreign currency risk on sales, purchases and borrowings that are denominated in a currency other than Russian rouble. The currencies giving rise to this risk are primarily USD and Euro. Management does not hedge the Group's exposure to foreign currency risk.

(d) Fair values

The fair value of available-for-sale investments stated at cost is discussed in note 14.



In other cases fair value has been determined either by reference to the market value at the balance sheet date or by discounting the relevant cash flows using market interest rates for similar instruments. As a result of this exercise management believes that the fair value of its financial assets and liabilities approximates their carrying amounts.

24. Contingencies

(a) Insurance

The insurance industry in the Russian Federation is in a developing stage and many forms of insurance protection common in other parts of the world are not yet generally available. The Group does not have full coverage for its plant facilities, business interruption, or third party liability in respect of property or environmental damage arising from accidents on Group property or relating to Group operations. Until the Group obtains adequate insurance coverage, there is a risk that the loss or destruction of certain assets could have a material adverse effect on the Group's operations and financial position.

(b) Taxation contingencies

The taxation system in the Russian Federation is relatively new and is characterised by numerous taxes and frequently changing legislation, which is often unclear, contradictory and subject to interpretation. Often differing interpretations exist among the numerous taxation authorities and jurisdictions. Taxes are subject to review and investigation by a number of authorities, who are enabled by law to impose severe fines, penalties and interest charges. These facts may create tax risks in the Russian Federation substantially more significant than in other countries. Management believes that it has provided adequately for tax liabilities љ on its interpretation of tax legislation. However, the relevant authorities may have differing interpretations and the effects could be significant.

25. Significant subsidiaries

	Country of incorporation	Ownership/voting 2003	2002
ZAO RBC	Russia	100%	100%
ZAO RBC Soft	Russia	100%	100%
OOO RBC Centre	Russia	100%	100%
OOO Art Systems	Russia	100%	100%
RBC Information Systems N.V.	The Netherlands	100%	100%
RBC Investment Ltd.	Cyprus	100%	100%
ZAO RBC TV	Russia	100%	100%
OOO Niken	Russia	100%	100%
OOO RBC TV Production	Russia	100%	100%
OOO Art Reklama	Russia	100%	100%
OOO Publishing House	Russia	—	100%